UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)


                        INFORMATION STATEMENT PURSUANT TO
                             RULES 13D-1((b) AND (c)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(b)
                               (AMENDMENT NO. 1)*



                                BIRD CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    090763103
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO.   090763103                 13G                      PAGE 2 OF 4 PAGES


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NEW YORK LIFE TRUST COMPANY           EIN # 13-3808042

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                  (b) [  ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK, NEW YORK


NUMBER OF               5.    SOLE VOTING POWER                     129,360
SHARES
BENEFICIALLY            6.    SHARED VOTING POWER                         0
OWNED BY
EACH                    7.    SOLE DISPOSITIVE POWER                129,360
REPORTING
PERSON                  8.    SHARED DISPOSITIVE POWER                    0
WITH

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                              129,360

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES* [  ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                  3.1%


12.   TYPE OF REPORTING PERSON*

            BK

                      *SEE INSTRUCTIONS BEFORE FILLING OUT








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CUSIP NO.   090763103                    13G                   PAGE 3 OF 4 PAGES


Item 1(a)   Name of Issuer:   BIRD CORPORATION

Item 1(b)   Address of Issuer's principal executive offices:

            1077 PLEASANT STREET
            NORWOOD, MASSACHUSETTS 02062-6714

Item 2(a)   Name of person filing:    NEW YORK LIFE TRUST COMPANY

Item 2(b)   Address of principal business office:

            51 MADISON AVENUE, ROOM 117A
            NEW YORK, NY  10010

Item 2(c)   Citizenship: SEE ITEM 4 OF COVER PAGE

Item 2(d)   Title of class of securities:  SEE COVER PAGE

Item 2(e)   Cusip No.:  SEE COVER PAGE

Item 3(b)   Type of Person:    SEE ITEM 12 OF COVER PAGE

Item 4(a) Amount beneficially owned: New York Life Trust Company, in its capacity as trustee of the Bird Employees' Savings and Profit Sharing Plan, may be deemed the beneficial owner of 129,360 shares of common stock of the issuer which are owned by the Plan on behalf of numerous participants.


Item 4(b)   Percentage of class:    NOT APPLICABLE


Item 4(c) For information regarding voting and dispositive power with respect to the above listed shares see items 5-8 of Cover Page.


Item 5      Ownership of 5 percent or less of a class:  3.1%:

            Schedule 13G dated February 7, 1997 and filed with the SEC on February 12, 1997 on behalf of Bird Corporation (the "Company") inadvertently reported ownership of greater than 5 percent. In fact, as of December 31, 1996, Bird Employees' Savings and Profit Sharing Plan (the "Plan") on behalf of numerous participants owned less than 5 percent of the shares of the Company. As of December 31, 1997, the Plan owned 3.1% of the shares of the Company.





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CUSIP NO.   090763103                     13G                  PAGE 4 OF 4 PAGES


Item 6      Ownership  of  more  than  5 percent on behalf of another person:
            Shares as to which this schedule is filed are owned by Bird Employees' Savings and Profit Sharing Plan on behalf of numerous participants, which participants receive dividends and the proceeds for the sale of such shares. No such participant is known to have such an interest with respect to more than 5% of the class except as follows:
                      NONE

Item 7 Identification and classification of members of the subsidiary which acquired the security being reported on by the parent holding
            company:        NOT APPLICABLE

Item 8      Identification and  classification  of members of the group:
                    NOT APPLICABLE

Item 9      Notice of dissolution of the group:  NOT APPLICABLE

Item 10     Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Dated: February 5, 1998


                                           /S/   WILLIAM V. ZALESKI
                                           -------------------------------------
                                           Name:  William V. Zaleski
                                           Title: President